Exhibit 99.1

Alibaba Group Announces June Quarter 2018 Results

Hangzhou, China, August 23, 2018 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended June 30, 2018.

“Alibaba had another excellent quarter, with significant user expansion and even more robust engagement across our growing ecosystem.  Our China retail marketplace business continues to gain share, with New Retail initiatives driving further revenue growth and enabling our retail partners to seamlessly serve customers. We are executing our plan of providing more value and choice to users along the consumption continuum, with digital entertainment and local service offerings that tap into big addressable markets beyond core commerce,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We will continue to invest in strategic business opportunities and innovation to sustain our competitive advantage and for long-term growth.”

“We delivered another great quarter with 61% revenue growth as well as strong profit growth, excluding one-time items. We are pleased with the strength and rapid growth of our business at such significant scale,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “The exceptional growth across our major segments of core commerce, cloud computing and digital media and entertainment validates our strategy of investing in customer experience, product, technology and infrastructure for the future.  We remain confident in our ability to continue to gain market leadership by delivering unique value propositions to our business customers, partners and consumers.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2018:

•                  Revenue was RMB80,920 million (US$12,229 million), an increase of 61% year-over-year.

•                  Revenue from core commerce increased 61% year-over-year to RMB69,188 million (US$10,456 million).

•                  Revenue from cloud computing increased 93% year-over-year to RMB4,698 million (US$710 million).

•                  Revenue from digital media and entertainment increased 46% year-over-year to RMB5,975 million (US$903 million).

•                  Revenue from innovation initiatives and others increased 64% year-over-year to RMB1,059 million (US$160 million).

•                  Annual active consumers on our China retail marketplaces reached 576 million, an increase of 24 million from the 12-month period ended March 31, 2018.

•                  Mobile MAUs on our China retail marketplaces reached 634 million in June 2018, an increase of 17 million over March 2018.

•                  Income from operations was RMB8,020 million (US$1,212 million), a decrease of 54% year-over-year due to a one-time increase in share-based compensation expense related to Ant Financial’s awards to our employees, which was the result of a significant increase in the valuation of Ant Financial in its most recent round of equity fundraising (see “Costs and Expenses — Shares-based Compensation Expense” and “Business and Strategic Updates—Updates on Ant Financial” below).  Excluding Ant Financial-related share-based compensation expense, our income from operations would have increased by 9%.  Adjusted EBITA increased 13% year-over-year to RMB26,502 million (US$4,005 million).

•                  Adjusted EBITA for core commerce was RMB32,797 million (US$4,956 million), an increase of 22% year-over-year, representing a margin of 47%. Margin in our core commerce segment has been and will continue to be influenced by several factors: (i) gradual revenue mix shift towards self-operated New Retail businesses where revenue is recorded on a gross basis including the cost of inventory, (ii) inclusion of the logistics technology business of Cainiao Network in our consolidated financial statements , (iii) aggressive investment in local services, such as Ele.me, which we acquired and consolidated into our financial statements this quarter and (iv) international expansion in regions such as Southeast Asia. Excluding the effects of the above-mentioned long-term investments, our adjusted EBITA margin in the core commerce segment remained stable as compared to the same period last year.

•                  Net income attributable to ordinary shareholders was RMB8,685 million (US$1,313 million), and net income was RMB7,650 million (US$1,156 million), representing a year-on-year decrease of 41% and 45%, respectively. However, this decrease was attributable to a one-time increase in share-based compensation expense of RMB11,180 million relating to Ant Financial’s awards to our employees discussed in “Income from operations” above.  Excluding the effect of such Ant Financial-related share-based compensation expense, net income for the quarter would have increased by 33% on a year-on-year basis.

•                  Non-GAAP net income was RMB20,101 million (US$3,038 million). Diluted EPS was RMB3.30 (US$0.50) and non-GAAP diluted EPS was RMB8.04 (US$1.22).

•                  Net cash provided by operating activities was RMB36,117 million (US$5,458 million) and non-GAAP free cash flow was RMB26,358 million (US$3,983 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — robust engagement and user growth supported by strong business development.  In June 2018, we continued to experience strong user activities on the Taobao App with quarterly net increase of 17 million MAUs on our China retail marketplaces to a total of 634 million MAUs.  Ongoing improvements in search and personalized recommendations on the Taobao App supported the acceleration of Taobao paid GMV growth during the quarter.  Annual active consumers increased 24 million from the 12 months ended March 31, 2018 to 576 million for the 12 months ended June 30, 2018.  During the quarter, around 80% of the increase in annual active consumers were from lower tier cities as we broadened our offerings and services into those regions.

Taobao App provides a unique shopping experience with new, innovative content formats and intelligent personalized recommendations.  Live-broadcast feature continues to be a fast growing consumer social media engagement medium on the Taobao App.  In the quarter ended June 2018, live-broadcast MAUs have grown over 100% year-over-year.  Formats such as curated posts, short-form videos and live-broadcast events continue to help brands engage with their customers on our platform, which in turn, drives purchase conversion and increases annual active consumers.

In early August, we launched “88VIP,” a new loyalty membership program to enhance consumer engagement and loyalty.  The subscription-based program offers the most comprehensive set of benefits of commerce, entertainment and local services in China.  The exclusive membership offerings and privileges across the Alibaba ecosystem include discount savings on Tmall Supermarket, Tmall Global and brand stores on Tmall, coupons for consumer electronics, subscriptions to our video-streaming platform Youku and music-streaming platform Xiami, online movie tickets on Taopiaopiao, and on-demand delivery service from Ele.me.

Tmall — B2C market share gains. Tmall continued to gain wallet share and expand our B2C market leadership. Excluding unpaid orders, physical goods GMV grew 34% year-over-year in the quarter ended June 30, 2018.  The robust growth was driven by continued increases in conversion rates and average consumer spending with strong performance from FMCG, consumer electronics, apparel and home goods categories.

During the quarter, Tmall gained further mindshare among domestic and international brands as the leading brand-building and distribution platform that is capturing increasing consumer exposure and spending by users in China.  During the quarter, international brands such as MCM, Moschino and Giuseppe Zanotti launched flagship stores on Tmall and joined the Luxury Pavilion, our customized and premium shopping experience for consumers.

New Retail — capturing consumption patterns of the future.  Execution of our New Retail strategy is driving a substantial transformation of the traditional retail industry by digitizing store-based operations, with a focus on in-store technology, on-demand delivery, inventory tracking, supply chain management, consumer insights and mobile payments.

Hema, our proprietary grocery retail format, continues to expand its store network, introduce new initiatives to enhance consumer experience and enable its retail partners to accelerate their digital transformation.  As of June 30, 2018, there were 45 self-operated Hema stores in thirteen cities in China, primarily located in Tier 1 and Tier 2 cities.

Alibaba Group’s cooperation with Sun Art (in which we hold an approximately 31% effective equity interest) continues to deepen as Sun Art stores adopt Hema’s technologies and services including on-demand delivery, joint procurement and supply chain management of fresh food offerings.  During the quarter, Hema and RT-Mart (a business unit of Sun Art) established “Hexiaoma” (a.k.a Small Hema) to jointly explore multi-format store expansion in the lower tier cities leveraging RT-Mart’s strong supply chain capability and Alibaba’s data technology platform.

In August 2018, Alibaba Group and Starbucks Coffee Company jointly announced a comprehensive strategic “New Retail” partnership that will enable a seamless Starbucks Experience and enhance the way customers enjoy their coffee.  Under the partnership, Alibaba will begin to deliver Starbucks coffee to customers through our food delivery unit Ele.me, launch new “Starbucks Delivery Kitchens” dedicated for delivery order fulfillment with Hema, and co-create a virtual Starbucks store presence on multiple Internet platforms operated by Alibaba to deliver a personalized online Starbucks Experience for Chinese customers. The strategic partnership with Starbucks is proof of our New Retail model at scale and showcases how Alibaba can help our brand partners more deeply and innovatively engage with their customers in China.

Local services — aggressive investment for market share gains. In May 2018, we completed the acquisition of Ele.me, one of the leading online food delivery platforms in China.  Ele.me and Koubei, a leading local services platform focused on in-store consumption in China, work together to provide a comprehensive local services offering that is core to Alibaba.  Our plan is to aggressively invest in these businesses to gain market share and execute deep integration into the ecosystem of Alibaba service offerings, such as incorporating local services users into our new 88VIP, as well as delivery support to mom-and-pop convenience store operators on Alibaba’s Lingshoutong (LST) platform and Hema supermarket stores.

We have established a company to hold Ele.me and Koubei as our combined flagship local services vehicle, which we plan to separately capitalize with investments from Alibaba, Ant Financial and third-party investors. As of the time of this announcement, we have received over US$3 billion in new investment commitments, including from Alibaba and SoftBank.  As a result of this reorganization, subject to closing conditions, we will consolidate Koubei, which would result in a material one-off revaluation gain when the transaction closes.

Cainiao Network — building and enabling a smart global logistics network through partnerships. As part of our eWTP initiative, Cainiao is cooperating with the Malaysian customs at the regional e-commerce hub near the Kuala Lumpur airport, the first eWTP hub outside of China, and has improved the customs clearance capability.

In addition, Cainiao announced in June 2018 that it will lead a joint venture with China National Aviation Corporation (Group) Limited and YTO Express that will invest approximately US$1.5 billion to build a world-class digital logistics center at Hong Kong International Airport.  This landmark property, leveraging leading technologies such as automated warehousing and temperature control solutions, will be a connection and routing point for ground transportation in the Pearl River Delta, one of the most important regions in China.

In May 2018, Alibaba and Cainiao led a US$1.38 billion investment for an approximate 10% equity stake in ZTO Express, a leading and fast-growing express delivery company in China. In connection with this investment, Cainiao and ZTO will deepen their collaboration in the transformation of China’s logistics industry amid the growth of New Retail.

International — further investments for long-term growth.  Our cross-border and international retail businesses continue to show promising growth.  Revenue from our international commerce retail business reached RMB4,316 million (US$652 million) in the quarter ended June 30, 2018, representing 64% year-on-year growth.

Lazada has developed a clear plan to position its business into three segments: C2C marketplace, branded flagship store mall (LazMall) and cross-border e-commerce (LazGlobal).  Launched in June and July in most of the countries where Lazada operates, LazMall is a new platform tailored for brands’ official and / or certified stores that offer premium services and guarantee product authenticity. LazGlobal will connect consumers in Southeast Asia with Taobao Collection businesses and sellers from other countries where Lazada does not currently have a presence.  We believe the deepened integration with the Alibaba ecosystem will drive enhanced customer satisfaction and market leadership in the future.  We are highly committed to the Southeast Asian market and will continue to invest in Lazada’s growth and customer reach.

Cloud Computing

Cloud computing revenue grew 93% year-over-year to RMB4,698 million (US$710 million), driven by both revenue mix towards higher value-added products and services and robust growth in paying customers.

In the June 2018 quarter, Alibaba Cloud’s product innovation focused on big data analytics, artificial intelligence, security and Internet-of-Things applications.  As part of deepening our relationship with customers, we have launched products that enable customers to achieve fast, cost effective and secure data migration from on premise data centers onto the public cloud. For example, enterprises can leverage Lightning Cube, our cloud migration solution that enables uninterrupted migration of petabytes-scale data.

For the June 2018 quarter, Alibaba Cloud continues to deepen cooperation with customers in a variety of industries. Selected large enterprise customers and major partnerships include:

•                  Minsheng Bank is the first major bank in China to successfully adopt a financial cloud with distributed core account architecture that is equipped with a disaster recovery system. Four months since launch of the new financial cloud, it has improved processing efficiency that is three times higher than that of the original core system.

•                  China Communications Construction Group (CCCG), one of the largest engineering and construction companies in China, is leveraging our middleware and public cloud services to improve its supply chain management efficiency in design, construction and operation of infrastructure assets such as highways, high-speed rail, airports, and marine ports. By working with CCCG, we have further penetrated into the industrial and construction sector.

•                  IHG® (InterContinental Hotels Group) is leveraging Alibaba Cloud’s hybrid cloud solution, compliance and security services to provide on-demand room booking and related business for its global guests in Greater China.

Digital Media and Entertainment

We are executing our strategy to integrate entertainment elements into our overall offerings to consumers beyond commerce. The synergy between our commerce and entertainment businesses delivers a superior user experience while increasing customer loyalty and subscription revenue, as well as return on investment for advertisers.

During the quarter, Youku partnered with China Central Television (CCTV) to stream all 2018 FIFA World Cup games to hundreds of millions of fans in China. During the tournament, Youku users accessed 180 million unique devices, including mobile devices and smart TVs, to watch the games. Alibaba Group delivered unique consumer experience by integrating a broad range of service offerings from our ecosystem, including red packet promotions from Taobao and Alipay as well as late night delivery services from Hema and Ele.me.  Alibaba Cloud’s proprietary technologies delivered high resolution and low latency livestreaming of World Cup games on Youku, with peak concurrent viewers exceeding that of the most watched program during Chinese New Year.  During the quarter, our World Cup programming and ongoing improvement of video content offerings led to daily average subscriber growth of 200% year-over-year for Youku.

Innovation Initiatives & Technology Development

Tmall Genie, our AI-powered voice assistant, achieved sales of 5 million units since its official launch just a year ago. Tmall Genie connects our customers with services offered by Alibaba ecosystem in an interactive way. We have focused on educational and entertainment content for families to widen user base and increase level of engagement with the device. Tmall Genie is our gateway to link customers with new services and experiences to be generated by IoTs and Smart Homes.

Updates on Equity Investees and Others

Focus Media — In July 2018, we announced our agreement to invest RMB9.63 billion (US$1.46 billion) to acquire a 6.62% equity stake in Focus Media, which operates the largest advertising screens network in China that can be seen in elevators, on the streets, in subways and in office buildings across 300 cities.  In connection with this investment, we and Focus Media will jointly explore innovative digital marketing initiatives tied to our New Retail strategy.  The strategic partnership with Focus Media allows us to extend our digital advertising network to the traditional offline environment, leveraging our consumer insight and data technology.

Updates on Ant Financial

In June, Ant Financial completed its Series C equity financing totaling approximately US$14 billion, which reflected a significant increase in Ant Financial’s valuation.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended June 30, 2018 was RMB36,117 million (US$5,458 million), an increase of 40% compared to RMB25,873 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2018 increased by 16% to RMB26,358 million (US$3,983 million), from RMB22,711 million in the same quarter of 2017, primarily due to our increase in purchase of property and equipment, intangible assets and licensed copyrights by RMB6,597 million.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	June 30,	March 31,	June 30,	Net adds
	2017	2018	2018	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	466	552	576	110	24
Mobile monthly active users (MAUs)(2) (in millions)	529	617	634	105	17

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2018.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2017	2018		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	50,184	80,920	12,229	61%

Income from operations	17,513	8,020	1,212	(54	)%(3)
Operating margin	35%	10%
Adjusted EBITDA(2)	25,124	29,359	4,437	17%
Adjusted EBITDA margin(2)	50%	36%
Adjusted EBITA(2)	23,518	26,502	4,005	13%
Adjusted EBITA margin(2)	47%	33%

Net income	14,031	7,650	1,156	(45	)%(3)
Net income attributable to ordinary shareholders	14,683	8,685	1,313	(41	)%(3)
Non-GAAP net income(2)	20,019	20,101	3,038	0	%(4)

Diluted earnings per share/ADS (EPS)	5.65	3.30	0.50	(42	)%(3)
Non-GAAP diluted EPS(2)	7.95	8.04	1.22	1%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.6171 to US$1.00, the exchange rate on June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)       The year-over-year decrease was primarily due to the increase of RMB11,180 million in share-based compensation expenses related to the share-based awards of Ant Financial granted to our employees as a result of the significant increase in Ant Financial’s valuation.  Excluding the above impact, our income from operations, net income, net income attributable to ordinary shareholders and diluted EPS would have increased by 9%, 33%, 35% and 33%, respectively.

(4)         Non-GAAP net income remained flat year-over-year primarily because of a decrease in profit sharing from Ant Financial and an increase in exchange loss.  Excluding these impacts, our non-GAAP net income would have increased by 10%.

JUNE QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2018
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	69,188		4,698	5,975	1,059	—	80,920	12,229

Income (loss) from operations	23,022		(2,074)	(4,290)	(3,775)	(4,863)	8,020	1,212
Add: Share-based compensation expense	8,095		1,581	818	2,564	3,320	16,378	2,475
Add: Amortization of intangible assets	1,680		5	340	9	70	2,104	318

Adjusted EBITA	32,797		(488)	(3,132)	(1,202)	(1,473)	26,502	4,005
Adjusted EBITA margin	47	%(2)	(10)%	(52)%	(114)%		33%

	Three months ended June 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	43,027	2,431	4,081	645	—	50,184

Income (loss) from operations	24,808	(532)	(3,388)	(1,612)	(1,763)	17,513
Add: Share-based compensation expense	1,560	428	502	816	713	4,019
Add: Amortization of intangible assets	602	1	1,138	162	83	1,986

Adjusted EBITA	26,970	(103)	(1,748)	(634)	(967)	23,518
Adjusted EBITA margin	63%	(4)%	(43)%	(98)%		47%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Adjusted EBITA margin is lower than prior year period mainly due to strategic investments in New Retail, the consolidation of Cainiao Network and Ele.me and investments in Lazada.  Revenue of New Retail, which is included in the core commerce segment, is primarily recorded on a gross basis, which implies lower gross margins. Our New Retail businesses primarily include Hema, Tmall Import and Intime.

JUNE QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended June 30, 2018 was RMB80,920 million (US$12,229 million), an increase of 61% compared to RMB50,184 million in the same quarter of 2017.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of Cainiao Network and Ele.me, as well as strong revenue growth of Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
— Customer management	26,220	52%	33,053	4,995	41%	26%
— Commission	8,878	18%	13,756	2,079	17%	55%
— Others	1,614	3%	7,159	1,082	9%	344%
	36,712	73%	53,968	8,156	67%	47%
China commerce wholesale	1,641	3%	2,250	340	3%	37%
International commerce retail	2,638	6%	4,316	652	6%	64%
International commerce wholesale	1,609	3%	1,837	278	2%	14%
Cainiao logistics services	—	—	3,327	503	4%	N/A
Consumer services	—	—	2,612	395	3%	N/A
Others	427	1%	878	132	1%	106%
Total core commerce	43,027	86%	69,188	10,456	86%	61%

Cloud computing	2,431	5%	4,698	710	6%	93%
Digital media and entertainment	4,081	8%	5,975	903	7%	46%
Innovation initiatives and others	645	1%	1,059	160	1%	64%
Total	50,184	100%	80,920	12,229	100%	61%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended June 30, 2018 was RMB53,968 million (US$8,156 million), an increase of 47% compared to RMB36,712 million in the same quarter of 2017. This robust revenue growth reflected over 340% year over year growth of Others revenue, which consists primarily of our New Retail initiatives, mainly Tmall Import, Hema fresh food grocery business and Intime Department Stores.

In addition, revenue from our China retail marketplaces continued to see strong growth. Customer management revenue grew by 26% year-over-year, and commission revenue grew by 55% year-over-year.  The growth of customer management revenue was driven primarily by increases in the average unit price per click, reflecting our ability to deliver highly relevant recommendations to consumers through personalization technology and the higher value that merchants put on such technology to reach the relevant users and increase conversion. The growth of commission revenue was primarily due to strong year-over-year growth of 34% in physical goods GMV (excluding unpaid orders) on Tmall. Other revenue was RMB7,159 million (US$1,082 million), a significant increase compared to RMB1,614 million in the same quarter of 2017, primarily driven by our New Retail businesses, including contributions from Tmall Import, Hema and Intime.

Annual active consumers — Our China retail marketplaces had 576 million annual active consumers in the 12 months ended June 30, 2018, compared to 552 million in the 12 months ended March 31, 2018, representing a net addition of 24 million from the prior quarter, and a 24% increase from 466 million in the 12 months ended June 30, 2017. The increase in annual active consumers is primarily due to better new customer acquisition in lower tier cities.  The longer consumers have been with our platform, the more they spend and the more orders they place across more product categories.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 634 million in June 2018, compared to 617 million in March 2018, representing a net addition of 17 million MAUs in the quarter and a 20% increase from 529 million in June 2017.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2018 was RMB2,250 million (US$340 million), an increase of 37% compared to RMB1,641 million in the same quarter of 2017. The increase was primarily due to an increase in the average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended June 30, 2018 was RMB4,316 million (US$652 million), an increase of 64% compared to RMB2,638 million in the same quarter of 2017. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended June 30, 2018 was RMB1,837 million (US$278 million), an increase of 14% compared to RMB1,609 million in the same quarter of 2017.  The increase was primarily due to an increase in the number of paying members on our alibaba.com platform.

•                  Cainiao logistics services

Revenue from Cainiao logistics services represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions.  We started to consolidate Cainiao Network in mid-October 2017.

•                  Consumer services

Revenue from consumer services represents revenues from platform commission, provision of food delivery services and other services provided by Ele.me.  We started to consolidate Ele.me this quarter.

Cloud computing

Revenue from our cloud computing business in the quarter ended June 30, 2018 was RMB4,698 million (US$710 million), an increase of 93% compared to RMB2,431 million in the same quarter of 2017, driven by both revenue mix towards higher value-added products and services and robust growth in paying customers.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended June 30, 2018 was RMB5,975 million (US$903 million), an increase of 46% compared to RMB4,081 million in the same quarter of 2017. The increase was primarily due to an increase in subscription revenue from Youku and an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended June 30, 2018 was RMB1,059 million (US$160 million), an increase of 64% compared to RMB645 million in the same quarter of 2017.  The increase was mainly due to an increase in revenue from Tmall Genie.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2017		2018			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	17,460	35%	43,720	6,607	54%	19%
Product development expenses	4,696	9%	11,510	1,739	14%	5%
Sales and marketing expenses	4,850	10%	8,921	1,348	11%	1%
General and administrative expenses	3,679	7%	6,645	1,005	8%	1%
Amortization of intangible assets	1,986	4%	2,104	318	3%	(1)%
Total costs and expenses	32,671	65%	72,900	11,017	90%	25%

Share-based compensation expense by function:
Cost of revenue	1,128	2%	3,816	576	4%	2%
Product development expenses	1,332	3%	6,512	984	8%	5%
Sales and marketing expenses	396	1%	2,063	312	3%	2%
General and administrative expenses	1,163	2%	3,987	603	5%	3%
Total share-based compensation expense	4,019	8%	16,378	2,475	20%	12%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	16,332	33%	39,904	6,031	50%	17%
Product development expenses	3,364	6%	4,998	755	6%	0%
Sales and marketing expenses	4,454	9%	6,858	1,036	8%	(1)%
General and administrative expenses	2,516	5%	2,658	402	3%	(2)%
Amortization of intangible assets	1,986	4%	2,104	318	3%	(1)%
Total costs and expenses excluding share-based compensation expense	28,652	57%	56,522	8,542	70%	13%

Cost of revenue — Cost of revenue in the quarter ended June 30, 2018 was RMB43,720 million (US$6,607 million), or 54% of revenue, compared to RMB17,460 million, or 35% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 33% in the quarter ended June 30, 2017 to 50% in the quarter ended June 30, 2018. The increase was primarily due to (1) our consolidation of Cainiao Network and Ele.me, (2) inclusion of the cost of inventory and logistics from our New Retail businesses and Lazada, (3) an increase in content spending from Youku’s original contents and World Cup, as well as (4) our spending in growing user base and improving user experience.

Product development expenses — Product development expenses in the quarter ended June 30, 2018 were RMB11,510 million (US$1,739 million), or 14% of revenue, compared to RMB4,696 million, or 9% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in the quarter ended June 30, 2018 and the same quarter last year.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended June 30, 2018 were RMB8,921 million (US$1,348 million), or 11% of revenue, compared to RMB4,850 million, or 10% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 9% in the quarter ended June 30, 2017 to 8% in the quarter ended June 30, 2018.

General and administrative expenses — General and administrative expenses in the quarter ended June 30, 2018 were RMB6,645 million (US$1,005 million), or 8% of revenue, compared to RMB3,679 million, or 7% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in the quarter ended June 30, 2017 to 3% in the quarter ended June 30, 2018.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2018 was RMB16,378 million (US$2,475 million), an increase of 308% compared to RMB4,019 million in the same quarter of 2017. Share-based compensation expense as a percentage of revenue increased to 20% in the quarter ended June 30, 2018 from 8% in the same quarter of 2017. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	June 30, 2017		March 31, 2018		June 30, 2018
		% of		% of			% of	% Change
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	3,023	6%	4,176	7%	4,416	667	6%	46%	6%
- Ant Financial employees and other consultants(1)	452	1%	389	1%	168	25	0%	(63)%	(57)%
Ant Financial share-based awards granted to our employees(1)	297	1%	1,483	2%	11,477	1,735	14%	3,764%	674%
Others	247	0%	207	0%	317	48	0%	28%	53%
Total share-based compensation expense	4,019	8%	6,255	10%	16,378	2,475	20%	308%	162%

(1)     Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees in this quarter remained relatively stable as compared to the previous quarter. We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees increased significantly in this quarter compared to the previous quarter, mainly due to the increase in fair value of such awards as the valuation of Ant Financial increased significantly.  Furthermore, we expect that our share-based compensation expense related to these awards will continue to be affected by future increases in the valuation of Ant Financial, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended June 30, 2018 was RMB2,104 million (US$318 million), an increase of 6% from RMB1,986 million in the same quarter of 2017.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2018 was RMB8,020 million (US$1,212 million), or 10% of revenue, a decrease of 54% compared to RMB17,513 million, or 35% of revenue, in the same quarter of 2017, primarily due to an increase of RMB11,180 million in share-based compensation expenses related to Ant Financial share-based awards granted to our employees as the fair value of such awards increased significantly during the quarter ended June 30, 2018.  Excluding Ant Financial-related share-based compensation expense, our income from operations would have increased by 9%.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA achieved growth of 17% to RMB29,359 million (US$4,437 million) in the quarter ended June 30, 2018, compared to RMB25,124 million in the same quarter of 2017, despite adjusted EBITDA margin decreasing from 50% in the quarter ended June 30, 2017 to 36% in the quarter ended June 30, 2018.  Adjusted EBITA achieved growth of 13% to RMB26,502 million (US$4,005 million) in the quarter ended June 30, 2018, compared to RMB23,518 million in the same quarter of 2017, despite adjusted EBITA margin decreasing from 47% in the quarter ended June 30, 2017 to 33% in the quarter ended June 30, 2018.  Adjusted EBITDA and EBITA margins are lower mainly because of strategic investments in New Retail (revenue of which is primarily recorded on a gross basis), the consolidation of Cainiao Network and Ele.me and investments in Lazada. Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures, we expect that our margin will continue to be negatively impacted by these businesses and the accounting treatment of revenue recorded on a gross basis.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended June 30,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)
Core commerce	26,970	63%	32,797	4,956	47%
Cloud computing	(103)	(4)%	(488)	(74)	(10)%
Digital media and entertainment	(1,748)	(43)%	(3,132)	(473)	(52)%
Innovation initiatives and others	(634)	(98)%	(1,202)	(182)	(114)%

Core commerce segment — Adjusted EBITA increased by 22% to RMB32,797 million (US$4,956 million) in the quarter ended June 30, 2018, compared to RMB26,970 million in the same quarter of 2017, despite adjusted EBITA margin decreasing from 63% in the quarter ended June 30, 2017 to 47% in the quarter ended June 30, 2018.  Margin in our core commerce segment was lower due to: (i) gradual revenue mix shift towards self-operated New Retail businesses where revenue is recorded on a gross basis including the cost of inventory, (ii) inclusion of the logistics technology business of Cainiao Network in our consolidated financial statements, (iii) aggressive investment in local services, such as Ele.me, which was acquired and consolidated into our financial statements this quarter and (iv) international expansion in regions such as Southeast Asia. Excluding the effects of the above-mentioned long-term investments, our adjusted EBITA margin in the core commerce segment remained stable as compared to the same period last year.

Cloud computing segment — Adjusted EBITA in the quarter ended June 30, 2018 was a loss of RMB488 million (US$74 million), compared to a loss of RMB103 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 10% in the quarter ended June 30, 2018 from negative 4% in the quarter ended June 30, 2017, primarily due to our commitment to investing in our technology infrastructure.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended June 30, 2018 was a loss of RMB3,132 million (US$473 million), compared to a loss of RMB1,748 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 52% in the quarter ended June 30, 2018 from negative 43% in the quarter ended June 30, 2017, primarily due to our investments in the production of original content, as well as the cost related to the rights for live streaming the World Cup games in China.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended June 30, 2018 was a loss of RMB1,202 million (US$182 million), compared to a loss of RMB634 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 114% in the quarter ended June 30, 2018, compared to negative 98% in the quarter ended June 30, 2017, primarily due to investments in new business initiatives, including Tmall Genie.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2018 was RMB7,246 million (US$1,095 million), which mainly included a gain of RMB1,657 million (US$250 million) from the revaluation of our previously held equity interest in Ele.me when we obtained control over Ele.me this quarter, as well as net gains arisen from the increase in fair value of certain equity investments.

We adopted ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” beginning in the first quarter of fiscal year 2019. After the adoption of this new accounting update, equity investments other than those accounted for under the equity method or those that result in the consolidation of the investee are required to be measured at fair value, with subsequent changes in fair value recognized in the income statement. We have adopted this new accounting update using the modified retrospective method. For those investments without readily determinable fair values, we elected the measurement alternative to measure at cost, less impairment, with subsequent adjustments for observable price changes.

The adoption of this new accounting update resulted in an increase of RMB3,080 million (US$465 million) in interest and investment income, net for the three months ended June 30, 2018. This gain is excluded from non-GAAP net income.

Other income (loss), net

Other loss, net in the quarter ended June 30, 2018 was RMB83 million (US$13 million), compared to other income, net of RMB1,887 million in the same quarter of 2017. The loss was primarily due to an exchange loss of RMB1,484 million (US$224 million) as RMB depreciated against the U.S. Dollar during the quarter ended June 30, 2018.  Royalty fees and software technology service fees received from Ant Financial under our profit sharing arrangement amounted to RMB910 million (US$138 million) in the quarter ended June 30, 2018, compared to RMB1,966 million in the same quarter of 2017. The decrease in the royalty fees and software technology service fees from Ant Financial was the result of Ant Financial’s investments in user acquisition, product innovation and international expansion.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2018 were RMB5,665 million (US$856 million), compared to RMB4,653 million in the same quarter of 2017.

Our effective tax rate was 41% in the quarter ended June 30, 2018, compared to 23% in the same quarter of 2017. Excluding share-based compensation expense, investment gain/loss and impairment of investments, our effective tax rate would have been 24% in the quarter ended June 30, 2018, compared to 20% in the same quarter of 2017. The increase in effective tax rate was primarily due to operating losses incurred by Ele.me, Cainiao Network, Youku and Lazada which, under Chinese tax law, cannot be used to offset the pre-tax profits of our other subsidiaries.

Share of results of equity investees

Share of results of equity investees in the quarter ended June 30, 2018 was a loss of RMB655 million (US$99 million), compared to a loss of RMB1,388 million in the same quarter of 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended June 30, 2018 and the comparative periods consisted of the following:

	Three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei(1)	(391)	—	—	—
- Cainiao Network(2)	(245)	—	—	—
- Other equity investees	(311)	480	(66)	(10)
Dilution loss	(29)	(75)	(108)	(16)
Others(3)	(412)	(475)	(481)	(73)
Total	(1,388)	(70)	(655)	(99)

(1)         We have ceased to recognize our share of losses of Koubei as our cumulative share of losses exceeded our investment in Koubei.

(2)         We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(3)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2018 was RMB7,650 million (US$1,156 million), a decrease of 45% compared to RMB14,031 million in the same quarter of 2017. The year-over-year decrease was primarily due to a one-time increase of RMB11,180 million in share-based compensation expenses related to Ant Financial share-based awards granted to our employees as the fair value of such awards increased significantly.  Excluding the effect of such Ant Financial-related share-based compensation expense, net income for the quarter would have increased by 33% on a year-on-year basis.

Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP net income in the quarter ended June 30, 2018 remained flat at RMB20,101 million (US$3,038 million), compared to RMB20,019 million in the same quarter of 2017, primarily due to a decrease in profit sharing from Ant Financial and an increase in exchange loss. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2018 was RMB8,685 million (US$1,313 million), a decrease of 41% compared to RMB14,683 million in the same quarter of 2017. The year-over-year decrease was primarily due to (1) an increase in share-based compensation expenses related to Ant Financial share-based awards granted to our employees by RMB11,180 million as the fair value of such awards increased significantly, (2) a decrease in profit sharing from Ant Financial and (3) an increase in exchange loss.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended June 30, 2018 was RMB3.30 (US$0.50) on a weighted average of 2,627 million diluted shares outstanding during the quarter, a decrease of 42% compared to RMB5.65 on a weighted average of 2,599 million diluted shares outstanding during the same quarter of 2017. Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP diluted EPS in the quarter ended June 30, 2018 was RMB8.04 (US$1.22), an increase of 1% compared to RMB7.95 in the same quarter of 2017. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of June 30, 2018, cash, cash equivalents and short-term investments were RMB177,283 million (US$26,792 million), compared to RMB205,395 million as of March 31, 2018. The decrease in cash, cash equivalents and short-term investments during the quarter ended June 30, 2018 was primarily due to cash used in investing activities, including investments in Ele.me and ZTO Express, partly offset by free cash flow generated from operations of RMB26,358 million (US$3,983 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2018 was RMB36,117 million (US$5,458 million), an increase of 40% compared to RMB25,873 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2018 was RMB26,358 million (US$3,983 million), compared to RMB22,711 million in the same quarter of 2017. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2018, net cash used in investing activities of RMB71,670 million (US$10,831 million) primarily reflected cash outflow of RMB61,671 million (US$9,320 million) for investment and acquisition activities, including investments in Ele.me and ZTO Express, as well as capital expenditures and acquisition of intangible assets and licensed copyrights of RMB11,205 million (US$1,693 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campus of RMB1,446 million (US$218 million).

Employees

As of June 30, 2018, we had a total of 86,833 employees, compared to 66,421 as of March 31, 2018.  The number of employees as of June 30, 2018 increased by 20,412 from March 31, 2018, primarily due to the consolidation of Ele.me.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial result at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 23, 2018.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 5096826

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 5096826).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 23, 2018.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Katie Lee
k.lee@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, the estimated material one-off revaluation gain upon our expected consolidation of Koubei as disclosed in this announcement represents our current estimate and constitutes a forward-looking statement, and the actual amount may differ significantly from our current estimate. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment, intangible assets and licensed copyrights (excluding acquisition of land use rights and construction in progress relating to office campus).

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	50,184	80,920	12,229
Cost of revenue	(17,460)	(43,720)	(6,607)
Product development expenses	(4,696)	(11,510)	(1,739)
Sales and marketing expenses	(4,850)	(8,921)	(1,348)
General and administrative expenses	(3,679)	(6,645)	(1,005)
Amortization of intangible assets	(1,986)	(2,104)	(318)

Income from operations	17,513	8,020	1,212
Interest and investment income, net	1,472	7,246	1,095
Interest expense	(800)	(1,213)	(183)
Other income (loss), net	1,887	(83)	(13)

Income before income tax and share of results of equity investees	20,072	13,970	2,111
Income tax expenses	(4,653)	(5,665)	(856)
Share of results of equity investees	(1,388)	(655)	(99)

Net income	14,031	7,650	1,156
Net loss attributable to noncontrolling interests	652	1,070	162

Net income attributable to Alibaba Group Holding Limited	14,683	8,720	1,318

Accretion of mezzanine equity	—	(35)	(5)
Net income attributable to ordinary shareholders	14,683	8,685	1,313

Earnings per share attributable to ordinary shareholders
Basic	5.77	3.36	0.51
Diluted	5.65	3.30	0.50

Weighted average number of share used in calculating net income per ordinary share
Basic	2,543	2,581
Diluted	2,599	2,627

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)
Core commerce(1)	43,027	69,188	10,456
Cloud computing(2)	2,431	4,698	710
Digital media and entertainment(3)	4,081	5,975	903
Innovation initiatives and others(4)	645	1,059	160

Total	50,184	80,920	12,229

(1)                   Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com, Lazada.com, Cainiao logistics services and consumer services.

(2)                   Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                   Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)                   Revenue from innovation initiatives and others is primarily generated from businesses such as AutoNavi, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)
Core commerce	24,808	23,022	3,479
Cloud computing	(532)	(2,074)	(313)
Digital media and entertainment	(3,388)	(4,290)	(648)
Innovation initiatives and others	(1,612)	(3,775)	(571)
Unallocated	(1,763)	(4,863)	(735)

Total	17,513	8,020	1,212

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)
Core commerce	26,970	32,797	4,956
Cloud computing	(103)	(488)	(74)
Digital media and entertainment	(1,748)	(3,132)	(473)
Innovation initiatives and others	(634)	(1,202)	(182)
Unallocated	(967)	(1,473)	(222)

Total	23,518	26,502	4,005

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2018	2018
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	199,309	167,895	25,373
Short-term investments	6,086	9,388	1,419
Restricted cash and escrow receivables	3,417	6,342	958
Investment securities	4,815	7,868	1,189
Prepayments, receivables and other assets	43,228	45,501	6,876
Total current assets	256,855	236,994	35,815

Investment securities (1)	38,192	115,286	17,422
Prepayments, receivables and other assets	26,274	23,931	3,617
Investment in equity investees (1)	139,700	82,553	12,476
Property and equipment, net	66,489	78,659	11,887
Intangible assets, net	27,465	51,866	7,838
Goodwill	162,149	207,373	31,339
Total assets	717,124	796,662	120,394

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	6,028	13,693	2,069
Income tax payable	13,689	14,247	2,153
Escrow money payable	3,053	5,372	812
Accrued expenses, accounts payable and other liabilities	81,165	97,264	14,699
Merchant deposits	9,578	9,184	1,388
Deferred revenue and customer advances	22,297	24,436	3,693
Total current liabilities	135,810	164,196	24,814

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2018	2018
	RMB	RMB	US$
	(in millions)

Deferred revenue	993	1,093	165
Deferred tax liabilities	19,312	26,041	3,935
Non-current bank borrowings	34,153	34,188	5,167
Non-current unsecured senior notes	85,372	90,212	13,633
Other liabilities	2,045	5,183	783
Total liabilities	277,685	320,913	48,497

Commitments and contingencies	—	—	—
Mezzanine equity	3,001	3,155	477
Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	186,764	203,367	30,734
Treasury shares at cost	(2,233)	(1,412)	(213)
Restructuring reserve	(361)	(295)	(45)
Subscription receivables	(163)	(172)	(26)
Statutory reserves	4,378	4,528	684
Accumulated other comprehensive income (loss) (1)	5,083	(2,047)	(309)
Retained earnings (1)	172,353	189,119	28,580

Total shareholders’ equity	365,822	393,089	59,405
Noncontrolling interests	70,616	79,505	12,015

Total equity	436,438	472,594	71,420

Total liabilities, mezzanine equity and equity	717,124	796,662	120,394

(1)                   We adopted ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” beginning in the first quarter of fiscal year 2019. After the adoption of this new accounting update, equity investments other than those accounted for under the equity method or those that result in the consolidation of the investee are required to be measured at fair value, with subsequent changes in fair value recognized in the income statement. We have adopted this new accounting update using the modified retrospective method. For available-for-sale securities, RMB8,196 million in unrealized gains, net of tax recorded in accumulated other comprehensive income as of March 31, 2018 was reclassified into retained earnings upon the initial adoption as of April 1, 2018.  Investments measured under the cost method of RMB59,942 million as of March 31, 2018 was reclassified into investment securities as of April 1, 2018.  The consolidated balance sheets as of March 31, 2018 was not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities(1)	25,873	36,117	5,458
Net cash used in investing activities(1)	(13,923)	(71,670)	(10,831)
Net cash (used in) provided by financing activities	(8,894)	4,281	647
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables (1)	(1,092)	2,783	420

Increase (decrease) in cash and cash equivalents, restricted cash and escrow receivables	1,964	(28,489)	(4,306)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	146,391	202,726	30,637

Cash and cash equivalents, restricted cash and escrow receivables at end of period	148,355	174,237	26,331

(1)                   We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows from operating activities, investing activities and effect of exchange rate changes for the three months ended June 30, 2017 was an increase of RMB562 million, a decrease of RMB11 million and an increase of RMB5 million, respectively.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)
Net income	14,031	7,650	1,156
Less: Interest and investment income, net	(1,472)	(7,246)	(1,095)
Add: Interest expense	800	1,213	183
Less: Other income (loss), net	(1,887)	83	13
Add: Income tax expenses	4,653	5,665	856
Add: Share of results of equity investees	1,388	655	99
Income from operations	17,513	8,020	1,212
Add: Share-based compensation expense	4,019	16,378	2,475
Add: Amortization of intangible assets	1,986	2,104	318
Adjusted EBITA	23,518	26,502	4,005
Add: Depreciation and amortization of property and equipment and land use rights	1,606	2,857	432
Adjusted EBITDA	25,124	29,359	4,437

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)

Net income	14,031	7,650	1,156
Add: Share-based compensation expense	4,019	16,378	2,475
Add: Amortization of intangible assets	1,986	2,104	318
Add: Impairment of investments	952	—	—
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(1,089)	(5,408)	(817)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	67	66	10
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	92	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(39)	(689)	(104)

Non-GAAP net income	20,019	20,101	3,038

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	14,683	8,685	1,313
Dilution effect on earnings arising from option plans operated by an equity investee	(3)	(3)	(1)
Net income attributable to ordinary shareholders — diluted	14,680	8,682	1,312
Add: Non-GAAP adjustments to net income(1)	5,988	12,451	1,882

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	20,668	21,133	3,194

Weighted average number of shares on a diluted basis	2,599	2,627
Diluted EPS(2)	5.65	3.30	0.50
Add: Non-GAAP adjustments to net income per share(3)	2.30	4.74	0.72

Non-GAAP diluted EPS(4)	7.95	8.04	1.22

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)        Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities(1)	25,873	36,117	5,458
Less: Purchase of property and equipment, intangible assets and licensed copyrights (excluding land use rights and construction in progress relating to office campus)	(3,162)	(9,759)	(1,475)

Free cash flow	22,711	26,358	3,983

(1)        We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019.  As a result of adopting this new accounting update, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.  The impact of the retrospective reclassification on cash flows from operating activities for the three months ended June 30, 2017 was an increase of RMB562 million.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018
	(in millions)
Annual active consumers	439	443	454	466	488	515	552	576

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018
	(in millions)
Mobile MAUs	450	493	507	529	549	580	617	634